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                             May 5, 2023

       Brendan Wallace
       Chief Executive Officer
       Fifth Wall Acquisition Corp. III
       1 Little West 12th Street
       4th Floor
       New York, NY 10014

                                                        Re: Fifth Wall
Acquisition Corp. III
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed April 11,
2023
                                                            File No. 333-269231

       Dear Brendan Wallace:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 9, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-4 filed April 11,
2023

       Q. What equity stake will current FWAC shareholders and MIC common stockholders hold. . ., page 29

   1. We acknowledge your revised disclosures in response to prior comment 9, and your related revised
disclosures elsewhere, such as on page 233. To the extent correct, please revise to clarify on
page 233 and elsewhere as appropriate that you expect all the New
                                                        MIC common warrants to
be exercised in connection with the business combination
                                                        transactions.
 Brendan Wallace
FirstName   LastNameBrendan   Wallace
Fifth Wall Acquisition Corp. III
Comapany
May   5, 2023NameFifth Wall Acquisition Corp. III
May 5,
Page  2 2023 Page 2
FirstName LastName
Summary Risk Factors, page 63

2. We acknowledge your revised disclosures in response to prior comment 11, which state that MIC's inability to comply with a financial covenant under its credit facility "may"
         accelerate a default. However, we note your disclosures elsewhere, which state that this incompliance did actually result in an event of default, such as your statements on pages
         87 and 328. Please revise your summary disclosure here to address this inconsistency, to specifically state that based on your expected financial performance, MIC expects there to be another event of default, as you state on page 329, that the lender could accelerate the maturity of your debt, and to state the outstanding amount as of a current date. Please also revise your disclosures as appropriate to state whether MIC is currently in default, and if not, whether there was a cure or waiver of the default.
The Merger
Background of the Merger, page 179

3. We note your response to prior comment 15 and partially reissue the comment. Please revise to explain how the MIC board determined to enter into a transaction with Bombe in connection with the 2019 process to explore potential strategic alternatives, as compared to the other interested parties. Additionally, to the extent material, please disclose whether MIC may still be subject to some claims. In this regard, we note that it appears
         Mr. Shustek filed a breach of contract suit against MIC on March 6, 2023. Please also explain why the continuity of management became an important factor in considering transactions.
4. We note your revised disclosure in response to prior comment 18, and that you state that the initial draft of the non-binding letter of intent included "placeholders for merger consideration." Please further revise to clarify if there was any context provided to MIC regarding the amount of proposed merger consideration being contemplated, such as a range. Similarly, in your discussion of the November 30 draft of the merger agreement on page 187 regarding the placeholders for the proposed termination fee and expense reimbursement, please revise to clarify if there was any context provided to MIC regarding the proposed amount of the fee or reimbursement. Please also explain how the
         Exchange Ratio calculation was revised in the merger agreement draft in your discussion about the drafts from December 8 to December 10.
Opinion of B. Riley Securities, Inc., page 198

5. We note your response to prior comment 23 and partially reissue the comment. Please revise the joint proxy statement/prospectus where appropriate to include the substance of your explanation regarding why FFO was selected as a financial measure. In this regard, we note that FWAC shareholders may be unfamiliar with financial measures customarily used by REITs.
 Brendan Wallace
FirstName   LastNameBrendan   Wallace
Fifth Wall Acquisition Corp. III
Comapany
May   5, 2023NameFifth Wall Acquisition Corp. III
May 5,
Page  3 2023 Page 3
FirstName LastName
Permitted Purchases of FWAC Securities, page 238

6. We acknowledge your response to prior comment 28, and the corresponding revisions.
         You state that none of the ancillary agreements contemplated by the Merger Agreement, including the Sponsor Agreement, are at issue because there is no obligation for the
         FWAC founders, advisors or their affiliates to repurchase shares thereunder. However, we note that to the extent any shares are purchased, the parties may be obligated by such agreement to vote such shares in favor of the transaction. For example, Section 5(g) of the Sponsor Agreement requires shares newly acquired by the sponsor to be subject to the voting requirements of the agreement to the same extent as if they were owned by the sponsor as of the agreement date. Please revise to clarify how such provisions would comply with the requirements of Rule 14e-5 under the Exchange Act. Concentration, page 309

7. We note your revised disclosure that you believe that the New Lease Structure will reduce the risk of tenant operator defaults and that if a tenant operator terminates a lease you will be able to find a suitable replacement with minimal disruption in operations because you are aware of multiple suitable tenant operators in each jurisdiction in which your parking facilities are located. However, it appears that these factors may mitigate, but do not eliminate the dependence on a single tenant caused by your tenant concentration. Please revise your disclosure accordingly or further explain why no revision is necessary. In addition, please revise your disclosure to include a statement referring investors to the
         publicly-available website with SP Plus Corporation   s filings with
the SEC.
Exhibits

8. We acknowledge your response to prior comment 30, and we note the opinions by counsels that the mergers will qualify as a reorganization and that the domestication will qualify as a reorganization. Please ask counsels to provide updated opinions that also opine on the material tax consequences to the shareholders. For example, the tax opinion relating to the domestication should be revised to also opine that neither gain nor loss will be recognized for U.S. federal income tax purposes.
General

9. We acknowledge your response to prior comment 37. However, we note your disclosure that the limited partners of the Operating Partnership holding the requisite number of common units executed written consents approving the merger and the conversion. With respect to the registration of shares issuable upon conversion or redemption of OP common units held by such limited partners, please further explain how the registration of such shares is consistent with Securities Act Section C&DI 239.13.
10. We note your response to comment 39, and your revised disclosures that each of Deutsche
         Bank Securities Inc., Goldman Sachs & Co. LLC, and BofA Securities, Inc. has waived
 Brendan Wallace
FirstName   LastNameBrendan   Wallace
Fifth Wall Acquisition Corp. III
Comapany
May   5, 2023NameFifth Wall Acquisition Corp. III
May 5,
Page  4 2023 Page 4
FirstName LastName
         any claim to their deferred underwriting fees payable pursuant to the underwriting agreement in connection with their underwriting services for your IPO that would otherwise be due upon the closing of the business combination. Please disclose how each waiver was obtained, why the waiver was agreed to, and clarify FWAC s current relationship with each firm. In this regard, please disclose any firm that has advised you that it has resigned from, or ceased or refused to act in, any capacity with respect to the proposed transaction with Mobile Infrastructure. Please also provide similar disclosure for any firm that has advised you that it has resigned from, or ceased or refused to act in, any capacity with respect to any other business combination.
11. Please describe what relationship existed between each of Deutsche Bank, Goldman
         Sachs, and BofA and FWAC after the close of the IPO, including any financial or merger-
         related advisory services conducted by them. For example, clarify whether any of these firms had any role in the identification or evaluation of business combination targets. To the extent any of these firms had a role, please revise your Background section to discuss the role.
12. Tell us whether Deutsche Bank, Goldman Sachs, or BofA was involved in the preparation of any disclosure that is included in this registration statement, including any analysis underlying disclosure in the registration statement. If so, please revise to clarify their involvement, whether they have retracted any work product associated with the transaction, and the risk of such withdrawal and reliance on their expertise. Further, to the extent correct, please revise to clarify that they have affirmatively disclaimed any responsibility for any of the disclosure in this registration statement.
13. Please tell us whether you are aware of any disagreements with Deutsche Bank, Goldman
         Sachs, or BofA regarding the disclosure in your registration statement. Further, please add risk factor disclosure that clarifies that each of Deutsche Bank, Goldman Sachs, and
         BofA was to be compensated, in part, on a deferred basis for its underwriting services in connection with the SPAC IPO and such services have already been rendered, yet each firm is waiving such fees and, to the extent correct, disclaiming responsibility for the
         Form S-4 registration statement. Clarify the unusual nature of such a fee waiver and the impact of it on the evaluation of the business combination.
14. Disclose whether Deutsche Bank, Goldman Sachs, or BofA provided you with any reasons for the fee waiver. If there was no dialogue and you did not seek out the reasons why the firm was waiving deferred fees, despite already completing their services, please indicate so in your registration statement. Further, revise the risk factor disclosure to explicitly clarify that each firm has performed all its obligations to obtain the fee and therefore is gratuitously waiving the right to be compensated.
15. Please provide us with any correspondence between FWAC and each of Deutsche Bank,
         Goldman Sachs, and BofA relating to their resignation.
16. Please provide us with the engagement letter between FWAC and each of Deutsche Bank,
         Goldman Sachs, and BofA. Please disclose any ongoing obligations of FWAC pursuant
 Brendan Wallace
Fifth Wall Acquisition Corp. III
May 5, 2023
Page 5
       to the engagement letter that will survive the termination of the engagement, such as indemnification provisions, rights of first refusal, and lockups, and discuss the impacts of those obligations on the company in the registration statement.
17. Please revise your disclosure to highlight for investors that the withdrawal of Deutsche
       Bank, Goldman Sachs, and BofA indicates that they do not want to be associated with the disclosure or underlying business analysis related to the transaction. In addition, revise your disclosure to caution investors that they should not place any reliance on the fact that these firms have been previously involved with the transaction.
        You may contact William Demarest at 202-551-3432 or Robert Telewicz at 202-551-
3438 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Dorrie Yale at 202-551-8776 with any other questions.



                                                             Sincerely,
FirstName LastNameBrendan Wallace
                                                             Division of
Corporation Finance
Comapany NameFifth Wall Acquisition Corp. III
                                                             Office of Real
Estate & Construction
May 5, 2023 Page 5
cc:       Evan M. D'Amico
FirstName LastName